SO
3/6/03

03002286

VF 3-4-03

ITED STATES
EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2003
WASH. D.C.
181

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-030041~~

8-44665

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weisser, Johnson & Co. CApital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 McKinney, Suite 3175
(No. and Street)

Houston (City) Texas (State) 77010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank M. Weisser 713-659-4600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gainer, Donnelly & Descorches, L.C.
(Name – *if individual, state last, first, middle name*)

2500 City West Boulevard, Suite 1000, Houston, TX 77042
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Frank M. Weisser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weisser, Johnson & Co. Capital Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA J. ROSE
Notary Public, State of Texas
My Commission Expires
October 12, 2003

Signature

President/Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEISSER, JOHNSON & CO. CAPITAL CORPORATION

TABLE OF CONTENTS

GAINER
DONNELLY
&
DESROCHES
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Shareholders
Weisser, Johnson & Co. Capital Corporation
Houston, Texas

We have audited the accompanying statement of financial condition of Weisser, Johnson & Co. Capital Corporation (an S Corporation) (the "Company") as of December 31, 2002, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weisser, Johnson & Co. Capital Corporation as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United Stated of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gainer, Donnelly & Desroches, L.C.

February 19, 2003

1177 WEST LOOP SOUTH
SUITE 600
HOUSTON, TEXAS 77027
713/621-8090
FAX 713/621-6907

GAINER, DONNELLY & DESROCHES, L.C.
www.gddcpa.com

2500 CITY WEST BOULEVARD
SUITE 1000
HOUSTON, TEXAS 77042
713/339-3960
FAX 713/339-3970

WEISSER, JOHNSON & CO. CAPITAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

ASSETS:		
Cash and Cash Equivalents	$	292,369
Office and Computer Equipment, Net		1,845
TOTAL ASSETS	$	294,214

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accrued Expenses	$	3,500
Taxes Payable		773
Dividends Payable		875
TOTAL LIABILITIES		5,148
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Common Stock, No Par Value, 1,500 Shares Authorized, 20 Shares Issued and 18 Shares Outstanding		20,000
Retained Earnings		286,810
		306,810
Less: Treasury Stock		(17,744)
TOTAL STOCKHOLDERS' EQUITY		289,066
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	294,214

The accompanying notes are an integral part of these financial statements

WEISSER, JOHNSON & CO. CAPITAL CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES:	
Fee Income	$ 506,004
GENERAL AND ADMINISTRATIVE EXPENSES:	
Accounting Fees	4,000
Bank Charges	135
Depreciation	2,460
Insurance	403
Overhead Reimbursed Expenses	500,000
Registration Fees	2,027
SIPIC	156
Taxes	755
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	509,936
LOSS FROM OPERATIONS	(3,932)
OTHER INCOME:	
Interest Income	3,333
NET LOSS	$ (599)

The accompanying notes are an integral part of these financial statements

WEISSER, JOHNSON & CO. CAPITAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Retained Earnings	Treasury Stock	Total
Balance, Beginning of Year	$ 20,000	$ 381,437	$ (2,408)	$ 399,029
Dividends	-	(94,028)	-	(94,028)
Payment on Treasury Stock	-	-	(15,336)	(15,336)
Net Loss	-	(599)	-	(599)
Balance, End of Year	$ 20,000	$ 286,810	$ (17,744)	$ 289,066

The accompanying notes are an integral part of these financial statements

WEISSER, JOHNSON & CO. CAPITAL CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	$ (599)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities	
Depreciation	2,460
Increase (Decrease) in:	
Accrued Expenses	500
Taxes Payable	(14,827)
Total Adjustments	(11,867)
Net Cash Used in Operating Activities	(12,466)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Dividends Paid	(93,153)
Payment on Treasury Stock	(15,336)
Net Cash Used in Financing Activities	(108,489)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(120,955)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	413,324
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 292,369

The accompanying notes are an integral part of these financial statements

WEISSER, JOHNSON & CO. CAPITAL CORPORATION
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business Activity

Weisser, Johnson & Co. Capital Corporation (the "Company") was organized on January 10, 1992 under the laws of the State of Delaware to engage solely in the business as a registered broker-dealer.

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements. The financial statements and notes are representations of management, who are responsible for their integrity and objectivity. These accounting policies reflect industry practices, conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements. The following items comprise the significant accounting policies of the Company.

Basis of Accounting

The Company maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accounting principles followed by the Company and the methods of applying those principles, which materially affect the determination of financial position, results of operations and cash flows are summarized below.

Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks and all short-term, highly liquid investments which are readily convertible into cash and have a maturity when purchased of three months or less.

Cash Concentration

The Company maintains cash balances in financial institutions. At December 31, 2002, the Company had $99,369 in excess of the $100,000 FDIC insurance limit.

Income Tax

The Company has elected under the provisions of Subchapter S of the Internal Revenue Code not to be taxed as a corporation. Under this provision, the Company does not pay federal corporate income tax on corporate taxable income. Instead, the stockholders are liable for individual federal income tax and have consented to include the income in their respective income tax returns. Accordingly, no provision has been made for federal income tax. However, Texas corporation franchise tax of $723 and Delaware corporation franchise tax of $50 have been provided.

Reclassifications

Certain items from the 2001 audit have been reclassified to conform to current year classifications. These reclassifications have no effect on previously reported net income.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -CONTINUED

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation expense for all property and equipment is computed on the straight-line method basis for financial reporting purposes. Cost and estimated useful lives of the assets are as follows:

		Cost	Estimated Useful Lives
Computer Equipment	$	2,405	5
Office Equipment		9,896	5
		12,301	
Less: Accumulated Depreciation		(10,456)	
Net Property and Equipment	$	1,845	

Expenditures for additions, major renewal and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income.

Depreciation expense charged to operations was $2,460 for the year ended December 31, 2002.

NOTE 2 – TREASURY STOCK

Treasury stock is shown at cost and at December 31, 2002 consists of 2 shares of common stock. During the year ended December 31, 2002, the Company paid $15,336 as a deferred contingent part of the treasury stock purchase in previous years.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company shares an office with Weisser, Johnson & Co., an entity that has common ownership. The Company shares rent and certain administration expenses. The reimbursed expenses are not necessarily indicative of the costs that would have been incurred had the Company been a separate and independent Company. During the year ended December 31, 2002, the Company reimbursed overhead expenses of $500,000 to Weisser, Johnson & Co.

The Company assigns its retainer fees, certain fees unrelated to securities transactions, and the reimbursement of expenses associated with its clients assignments to Weisser, Johnson & Co. under an informal agreement.

NOTE 4 – BUSINESS CONCENTRATION

During the year ended December 31, 2002, two customers accounted for 87% of revenues.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $289,810, which was $284,810 in excess of its required net capital of $5,000. The Company's net capital ratio was .018 to 1.

WEISSER, JOHNSON & CO. CAPITAL CORPORATION
SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
IN ACCORDANCE WITH RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

Aggregate Indebtedness:	
Total liabilities from statement of financial condition	$ 5,148
Net Capital:	
Stockholder's equity from statement of financial condition	289,066
Non allowable assets	(1,845)
	292,369
Haircuts:	
Other Securities - 2% of portion of money market funds	2,559
NET CAPITAL	289,810
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of aggregate indebtedness of $5,148)	$ 772
Minimum dollar net capital requirement	5,000
Excess capital	284,810
Excess capital at 1000%	289,295
Ratio:	
Aggregate indebtedness to net capital	0.018:1

Note: There are no material differences between the above computation and the computation of net capital as of December 31, 2002 previously filed by Weisser, Johnson & Co. Capital Corporation on Form X-17A-5.

See Independent Auditor's Report

WEISSER, JOHNSON & CO. CAPITAL CORPORATION
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2002

Weisser, Johnson & Co. Capital Corporation does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

GAINER DONNELLY & DESROCHES
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholders
Weisser, Johnson & Co. Capital Corporation
Houston, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Weisser, Johnson & Co. Capital Corporation (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rules 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gainer, Donnelly & Desroches, L.C.

February 19, 2003

1177 WEST LOOP SOUTH
SUITE 600
HOUSTON, TEXAS 77027
713/621-8090
FAX 713/621-6907

GAINER, DONNELLY & DESROCHES, L.C.
www.gddcpa.com

2500 CITY WEST BOULEVARD
SUITE 1000
HOUSTON, TEXAS 77042
713/339-3960
FAX 713/339-3970